EXHIBIT 13


                      (CUCOS'  COLOR LOGO)



                           CUCOS INC.

                       2000 ANNUAL REPORT


                                    Restaurant Locations
(black/white logo)                Company         Franchised
                                Restaurants      Restaurants

                                  Alabama          Arkansas
                                 Birmingham       Fort Smith

                                 Louisiana        Louisiana
                                 Alexandria        Metairie
                                   Gretna
                                  Hammond        Mississippi
                                   Houma         Hattiesburg
                                  Metairie
                                   Monroe          Alabama
                                New Orleans       Birmingham
                                   Ruston         Montgomery
                                  Slidell

                                Mississippi
                                   Biloxi
                                 Pascagoula




               Table of Contents

Restaurant Locations         Inside front cover    Cucos Inc. is a full-service,
Letter to Shareholders                        1    casual dining restaurant
Management's Discussion and Analysis          2    chain offering moderately
Balance Sheet                                 5    priced Mexican appetizers,
Statements of Operations                      6    entrees and complimenting
Statements of Cash Flows                      7    beverages. Cucos was founded
Statement of Shareholders' Equity             8    in 1981 and currently
Notes to Financial Statements                 8    operates twelve company-
Report of Independent Auditors               15    owned and five franchised
Stock Data (unaudited)                       16    restaurants located in the
Directors and Officers        Inside back cover    Southeastern United States.
Corporate Information         Inside back cover



                     Letter to Shareholders


Dear Fellow Shareholder:

     The fiscal year 2000 has been one of major change for Cucos Inc. After the November 5, 1999, takeover through a written consent of a majority of the shareholders, a new board of directors was appointed for the Company, and I took over as President and Chief Executive Officer. At that point in time, the Company was on the verge of bankruptcy; was in default with its credit facility, AMRESCO; was defaulting on many of its leases; and had outstanding payables in excess of $1,800,000.

     Since that time, we have worked out a forbearance agreement with AMRESCO, resolved our defaults with the landlords, reduced payables by over $600,000, reduced corporate overhead by over $500,000 per year, and improved the cost structure of Company operations. Jacksonville Restaurant Acquisition Corp. (JRAC), a restaurant investment firm, invested $400,000 in the Company in December 1999 and January 2000 in exchange for 400,000 shares of Preferred Stock of Cucos Inc. in order to keep the Company running.

     In July 2000, JRAC, through a stock tender offer, acquired an additional 1,200,000 shares of Cucos Common Stock, giving JRAC 52% control of the Company and four out of seven members on the board of directors. At the completion of this offering and the resignation of Frank J. Ferrara, Jr. as Chairman, I also became Chairman of the Board.

     We are actively seeking to secure working capital under a new Credit Agreement with JRAC to enable the Company to refurbish existing operations, pursue new company and franchise growth, as well as develop possible acquisitions that could be rolled into the Company involving a possible stock offering. We hope, through putting our financial house in order, refurbishing and marketing our existing restaurants, and combining new operations with growth potential, to return the Company to a profitable position once again.

     We believe the Cucos' concept is well accepted as exhibited by recent awards in the New Orleans area for the "Best Mexican Restaurant" and the "Best Margarita". It's now a matter of capitalizing on our market position, in addition to running an efficient, effective organization.


                         Yours truly,



                         James W. Osborn
                         President, Chief Executive Officer and
                         Chairman


              Management's Discussion and Analysis
        Of Results of Operations and Financial Condition

Overview

     The Company operates and franchises full-service restaurants serving moderately priced Sonoran and Tex-Mex Mexican appetizers and entrees and complementing alcoholic and non-alcoholic beverages. At the end of fiscal 2000, 17 restaurants were operating under the Cucos name, 12 of which were owned by the Company and 5 by franchisees. There were eighteen restaurants in operation at the end of fiscal 1999. During fiscal 2000, one franchised restaurant was closed and two Company-owned restaurants became franchised restaurants when the Company sold the restaurants, one in Birmingham and one in Montgomery, Alabama, to former employees.

Fiscal 2000 Compared to Fiscal 1999

      Sales of Food and Beverages declined $4,037,700 (20.1%) to $16,082,399 from $20,120,099. This decrease in sales was primarily the result of three fewer restaurants in fiscal 2000. Two Company-owned restaurants in Birmingham and Montgomery, Alabama, were closed and sold to franchisees during the first quarter of fiscal 2000, and the Meridian, Mississippi, restaurant closed at the end of the third quarter of 1999 fiscal year. The closings accounted for $2,214,946 of the decline in Sales of Food and Beverages. Sales of Food and Beverages at restaurants open throughout the 2000 and 1999 fiscal years (the "Comparable Restaurants") decreased $1,427,076. In addition, the ban on video poker devices in five Louisiana parishes became effective June 30, 1999, resulting in a decline in revenues of $395,678.
      Net Royalty and Franchise Revenues decreased $3,836 (3%) to $125,311 from $129,147. Royalty Revenue decreased $22,222 primarily due to the closing of the franchised restaurants in Des Moines, Iowa, and Boynton Beach, Florida. Although two franchised restaurants in Birmingham and Montgomery, Alabama opened, the royalties from these restaurants were considerably less than the restaurant that closed during fiscal 2000. The decrease in Royalty Revenue was partially offset by the Development Fee forfeited by the Des Moines franchisee when the restaurant was closed.
      Commissary and Other Income declined $104,991 (85.8%) to $17,318 from $122,309. During the second quarter of fiscal 2000, the Company's contract to manage a franchised restaurant was cancelled. The reduction in management fee income was $46,001, and the Company's share of profits for this restaurant declined an additional $16,968 versus the 1999 fiscal year. During the same quarter, the Company closed its commissary operation and contracted with a vendor to supply these services, resulting in a revenue decline of $25,420.
      Restaurant Cost of Sales decreased $1,205,073 (21.6%) to $4,363,359 from $5,568,432. The reduction attributed to the three closed restaurants was $641,549, and Comparable Restaurants Cost of Sales declined $563,524. Cost of Sales as a percentage of Food and Beverage Sales decreased 1.01% for Comparable Restaurants.
      Restaurant Labor and Benefits decreased $1,171,534 (16.3%) to $5,996,316 from $7,167,850. Closed restaurants accounted for $953,898 of the reduction, while Comparable Restaurants Labor and Benefits costs declined $217,636. Comparable Restaurant Labor and Benefits increased 1.88% as a percentage of sales.
      Other Operating Expenses decreased $1,322,604 (35.2%) to $2,431,628 from $3,754,232. Comparable Restaurants Other Operating Costs declined $774,261, and closed restaurants accounted for $548,343. Comparable Restaurants costs declined 3.3% as a percentage of sales.
      Occupancy Costs decreased $526,143 (23.4%) to $1,719,188 from $2,245,331. The reduction attributed to the three closed restaurants was $418,311, while Comparable Restaurants decreased $107,832. As a percentage of sales, Comparable Restaurants Occupancy Costs were virtually unchanged.
      Preopening Expenses decreased $54,525. Amortization of costs for the Meridian, Mississippi, restaurant (opened in fiscal year 1998) was completed in fiscal year 1999. No new Company-owned restaurants opened during the fiscal year 2000.
     Operations Supervision Expenses declined $242,977 (30.2%) to $561,077 from $804,054. The decline in expenses is primarily the result of a decrease in the costs associated with management training and supervision (labor and benefits), and decreased bad debt provision.
      Corporate Expenses decreased $491,095 (29.2%) to $1,193,506 from $1,684,601. The decline is attributable to reductions of personnel in the marketing, construction, accounting, finance, and legal departments, and the downsize of the corporate offices. The Company, working with a consultant, negotiated reductions of various vendor payables. In addition, during fiscal year 1999, the Company incurred charges of $250,000 for legal fees, abandoned sites, and costs associated with television commercial production.
      During fiscal 2000, the Company recorded a charge of $364,251 in connection with the settlement with the former
Chairman and CEO. The expense primarily includes amounts attributable to the transfer of the Company's interest in a franchise restaurant to the former Chairman and CEO and the forgiveness of a receivable from a company of which the former Chairman and CEO is an affiliate.
      During fiscal 1999, the Company adjusted the value of impaired property located in Meridian, Birmingham, Cutler Ridge and Macon, resulting in impairment charges of $1,926,557. During fiscal 2000, management's efforts to dispose of these assets and settle related lease liabilities resulted in a net benefit of $117,304.
      Interest expense increased $279,011 (57%) to $766,798 from $487,787. This increase is due to additional interest associated with the Company's credit facility, which is discussed in detail in the Notes to Financial Statements.

Liquidity and Capital Resources

     In fiscal 2000, the Company's operating activities used $407,298. In fiscal 1999, the Company's operating activities provided cash flow of $425,853. The change in net cash provided by (used in) operating activities from fiscal 1999 to fiscal 2000 resulted primarily because the Company significantly reduced its trade accounts payable in fiscal 2000, compared to fiscal 1999 when the Company had extended its trade payable terms with vendors.
     During fiscal 2000, the Company's working capital needs were financed primarily by the sale of $400,000 of convertible preferred stock to JRAC. In fiscal 1999, working capital needs were financed from operations and short-term borrowings. Presently, the Company has no commitments from third parties to provide short-term borrowings.
     Net cash used by investing activities was $86,120 in fiscal 2000 compared to $188,143 in 1999. In fiscal 2000, the Company received $78,600 from the sale of assets for a closed unit.
     Net cash provided by financing activities was $245,920 in fiscal 2000, and included $400,000 of proceeds from the sale of convertible preferred stock and $166,155 of principal payments on long-term debt. Net cash used in financing activities was $347,953 in 1999 and included repayment of the Company's line of credit and principal payments on long-term debt. Proceeds from long-term borrowings in 1999 were from notes payable collateralized by life insurance policies.
      The Company considers earnings before interest, taxes, depreciation and amortization (EBITDA) to be a relevant indicator of liquidity. EBITDA is not a measure defined by accounting principles generally accepted in the United States, however. The amounts presented below may not be comparable to similarly titled measures reported by other companies. EBITDA increased to $503,347 for fiscal year ended July 2, 2000 compared to a deficit of $43,213 for fiscal year ended June 27, 1999.

[CAPTION]

                                                                  EBITDA
                                                            Fiscal Year Ended
                                                         July 2, 2000   June 27, 1999

Net Loss                                                 $(1,053,791)    $(3,321,814)

Add:
     Depreciation and amortization of property and           543,393         809,732
       equipment
     Preopening amortization                                       -          54,525
     Interest                                                766,798         487,787
     Charges related to closed units and asset              (117,304)      1,926,557
       impairment, net
     Charges related to settlement with former               364,251               -
       management

EBITDA                                                      $503,347        $(43,213)

      Management attributes the total financial improvement to improved operational controls and administrative and operational personnel reductions.
     In May 1999, the Company and its commercial lender entered into a forbearance agreement whereby the commercial lender agreed to defer the Company's requirement to make required principal and interest payments for May, June and July 1999 until April 2001, and to defer required principal payments for August, September and October 1999 until April 2001. The Company did not make its required interest payment on October 1, 1999, nor did it make its required principal and interest payment on November 1, 1999 and December 1, 1999, and was therefore in default on its credit facility. The Company received notice from its commercial lender that under the terms of the credit facility, the entire amount outstanding, $3,105,031 at October 17, 1999 was immediately due, and the lender could take possession of the assets pledged as collateral. Until September 1, 2000, the commercial lender agreed, pursuant a forbearance agreement, to not exercise its rights to the collateral. The Company is attempting to obtain financing through JRAC to repay the debt in default, negotiate a waiver of the credit facility default, or obtain additional payment deferrals in fiscal year 2001. There can be no assurances that the Company will be successful in these efforts.
      On September 29, 2000, the Company entered into a ten year Line of Credit Agreement (the "Credit Agreement") with JRAC, the Company's majority shareholder. Under the terms of the Credit Agreement, JRAC may lend the Company up to $5 million for working capital, payment of outstanding indebtedness, refurbishing units, establishing new units, and future acquisitions. The loan is secured by substantially all of the assets of the Company. Advances will accrue interest at an annual rate equal to three percentage points above the prime lending rate of Wells Fargo Bank. JRAC will receive an origination fee of two percent of the amount of each cash advance. Beginning January 1, 2001, the outstanding loans (which include $120,000 advanced from August 14, 2000 to August 28, 2000) will be repayable in monthly installments of principal and interest. The Company has the right to prepay in whole or part at any time any indebtedness outstanding under the Credit Agreement. Future advances under this line of credit are subject to the ability of JRAC to fund such advances.
     Because of the Company's recurring net losses, the debt in default, its net capital deficiency, and the lack of firm commitments from third parties to provide short-term or long-term financial resources, there can be no assurance that the Company will be able to meet its obligations as they come due in 2001.

Impact of Inflation and Changing Prices

      Inflation in food, labor, construction costs and interest rates can affect the Company's operations. Many of the Company's employees are paid hourly rates related to the minimum wage, which is subject to fluctuation.
      Management reviews its pricing regularly to ensure that its Company's product(s) are priced competitively, that it offers outstanding value to its customers, and that margins are maintained. Inflation can also affect rent, taxes, maintenance, and insurance costs.

Seasonality

      The Company's results are affected by seasonality. Usually the highest sales periods occur in late spring and summer, with sales declining in the fall and winter. This is especially true for the Gulf Coast restaurants where sales are more dependent on tourism.

Forward-Looking Statements

      Forward-looking statements regarding management's present plans or expectations for new unit openings, remodels, other capital expenditures, the financing thereof, and disposition of impaired units, involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with third parties, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding management's present expectations for operating results involve risk and uncertainties relative to these and other factors, such as advertising effectiveness and the ability to achieve cost reductions, which also would cause actual results to differ from present plans. Such differences could be material. Management does not expect to update such forward-looking statements continually as conditions change, and readers should consider that such statements speak only as to the date hereof.

[CAPTION]

                   Balance Sheet - Cucos Inc.
                          July 2, 2000

Assets
Current assets:
  Cash                                                                     $268,712
  Receivables less allowance for doubtful accounts of $66,716                99,015
  Inventories                                                               150,958
  Prepaid expenses                                                          154,792
  Other current assets                                                        3,968
TOTAL CURRENT ASSETS                                                        677,445

Property and equipment:
  Equipment                                                               2,085,926
  Leasehold improvements                                                  3,009,947
                                                                          5,095,873
  Less accumulated depreciation and amortization and impairment           3,009,359
    reserves                                                              2,086,514

Deferred costs, less accumulated amortization of $96,760                    225,414
Other assets                                                                253,898
TOTAL ASSETS                                                             $3,243,271

Liabilities and Net Capital Deficiency
Current liabilities:
  Trade accounts payable                                                 $1,346,626
  Accrued interest                                                          321,253
  Accrued expenses                                                          522,021
  Current portion of long-term debt                                         190,767
  Debt in default                                                         3,105,031
TOTAL CURRENT LIABILITIES                                                 5,485,698

Long-term debt, less current portion                                        177,971
Deferred revenue                                                            270,954

Net Capital Deficiency:
  Convertible preferred stock, no par value-1,000,000 shares
    authorized: 400,000 issued and outstanding, stated at liquidation       400,000
    preference value of $1 per share
  Common stock, no par value - 20,000,000 shares: authorized,
    2,663,605 shares issued and outstanding                               5,264,649
  Additional paid-in capital                                                110,788
  Retained earnings deficit                                              (8,466,789)
NET CAPITAL DEFICIENCY                                                   (2,691,352)
TOTAL LIABILITIES AND NET CAPITAL DEFICIENCY                             $3,243,271

See accompanying notes.

[CAPTION]

              Statements of Operations - Cucos Inc.

                                                             Fiscal Year Ended
                                                         July 2, 2000     June 27, 1999
Restaurant operations:
  Sales of food and beverages                               $16,082,399    $20,120,099
  Restaurant expenses:
    Cost of sales                                             4,363,359      5,568,432
    Restaurant labor and benefits                             5,996,316      7,167,850
    Other operating expenses                                  2,431,628      3,754,232
    Occupancy expenses                                        1,719,188      2,245,331
    Preopening expenses                                               -         54,525
  Total restaurant expenses                                  14,510,491     18,790,370
Income from restaurant operations                             1,571,908      1,329,729

Royalties and franchise revenues, net of expenses of
  $2,093 and $2,979, respectively                               125,311        129,147
Commissary and other income                                      17,318        122,309
                                                              1,714,537      1,581,185

Operations supervision expenses                                 561,077        804,054
Corporate expenses                                            1,193,506      1,684,601
Charges related to settlement with former management            364,251              -
Charges related to closed units and asset impairment           (117,304)     1,926,557
Operating loss                                                 (286,993)    (2,834,027)
Interest expense                                                766,798        487,787
Loss before income taxes                                     (1,053,791)    (3,321,814)
Income taxes                                                          -              -
Net loss                                                    $(1,053,791)   $(3,321,814)

Net loss per share - basic and diluted                           $(0.40)        $(1.25)

Weighted average number of common shares and common
  share equivalents outstanding - basic and diluted            2,642,272     2,651,730

See accompanying notes.

[CAPTION]

              Statements of Cash Flows - Cucos Inc.

                                                                       Fiscal Year Ended
                                                                     July 2, 2000    June 27, 1999
Operating activities
Net loss                                                             $(1,053,791)     $(3,321,814)
Adjustments to reconcile net loss to net cash provided by (used
  in)  operating activities:
  Payments related to closed units and asset impairment                        -         1,926,557
  Costs paid related to closed units                                     (42,961)              -
  Depreciation and amortization of property and equipment                543,393           809,732
  Amortization of deferred costs                                          30,283           157,522
  Change in deferred revenue                                             187,212            (7,578)
  Gain on sale of assets and other                                       (76,156)           (3,571)
  Charges related to settlement with former management                   364,251                 -
  Changes in operating assets and liabilities:
    Receivables                                                           80,728           199,339
    Inventories                                                           48,348            33,573
    Prepaid expenses and other current assets                            183,300             4,145
    Trade accounts payable                                              (815,452)          715,650
    Accrued expenses                                                     143,547           (87,702)
Net cash provided by (used in) operating activities                     (407,298)          425,853

Investing activities
Purchases of property and equipment                                     (164,720)         (188,143)
Proceeds from sale of assets                                              78,600                 -
Net cash used in investing activities                                    (86,120)         (188,143)

Financing activities
Changes in short-term debt payable to banks                                   -           (100,000)
Proceeds from borrowings                                                      -             74,364
Principal payments on borrowings                                        (166,155)         (322,317)
Proceeds from sale of convertible preferred stock                        400,000                 -
Proceeds from sale of common stock                                        11,875                 -
Net cash provided by (used in) financing activities                      245,720          (347,953)

Change in cash                                                          (247,698)         (110,243)
Cash at beginning of year                                                516,410           626,653
Cash at end of year                                                     $268,712          $516,410

Supplemental cash flow information:
Non-cash financing and investing activities:
Equipment and leasehold improvements financed by capital leases          $48,349          $      -
Interest paid                                                           $543,094          $424,734

See accompanying notes.

[CAPTION]

                           Cucos Inc.
               Statements of Shareholders' Equity

                                                                                        Additional    Retained
                                    Preferred      Common     Preferred      Common      Paid-In      Earnings
                                      Shares       Shares       Stock        Stock       Capital      (Deficit)       Total

     Balance as of June 28, 1998              -    2,651,730      $     -   $5,252,774     $110,788  $(4,091,184)    $1,272,378
      Net loss                                -            -            -            -            -   (3,321,814)    (3,321,814)
     Balance as of June 27, 1999              -    2,651,730            -   $5,252,774     $110,788  $(7,412,998)   $(2,049,436)
      Net loss                                -            -            -            -            -   (1,053,791)    (1,053,791)
      Sale of common stock                    -       11,875            -       11,875            -             -        11,875
      Sale of preferred stock           400,000            -     $400,000            -            -             -       400,000
     Balance as of July 2, 2000         400,000    2,663,605     $400,000   $5,264,649     $110,788  $(8,466,789)   $(2,691,352)

See accompanying notes.


                           Cucos Inc.
                          July 2, 2000

                  Notes to Financial Statements

1.   Basis of Presentation and Significant Accounting Policies

Basis of Presentation: Cucos Inc. (the "Company") incurred a net loss of $1,053,791 in the fiscal year 2000 and $3,321,814 in the fiscal year 1999. In addition, at July 2, 2000, the Company had a net capital deficiency of $2,691,352 and was in default on debt totaling $3,105,031. See note 3. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the uncertainties related to the recoverability and classification of assets or the amounts and classification of liabilities that may result from the inability of the Company to continue as a going concern.

The Company has developed plans to refocus its operations, reverse sales declines, increase restaurant profitability and reduce other operating and corporate expenses. The Company is also attempting to obtain alternate financing to repay the debt in default, or negotiate with its commercial lender to restructure the terms of the debt in default. The Company believes that it can continue to meet its obligations through the end of fiscal year 2001 if it can extend its existing forbearance agreement with its commercial lender, or restructure the terms of the debt in default, or obtain alternate financing to repay the debt, on terms acceptable to the Company. However, considering, among other things, the Company's history of net losses and the debt in default, there can be no assurance that these plans will have the expected effect on the Company's results of operations and its cash flows in fiscal 2001.

Fiscal Year: The Company uses a 52/53-week year for financial reporting purposes with its fiscal year ending on the Sunday closest to June 30. Fiscal year 2000 was a 53-week year, and fiscal year 1999 was a 52-week year.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories:  Inventories,  consisting  primarily  of  food   and
beverages, are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are computed by the straight-line method over the assets' useful lives or their lease terms, whichever is shorter. Amortization of assets recorded under capital leases is included in depreciation expense. The useful lives of equipment range from 3-10 years, and the useful lives of leasehold improvements are generally 15 years.

Deferred Costs: Deferred costs represent debt issuance and other costs, which are primarily trademarks. Deferred debt issuance costs are amortized over the life of the related debt. Deferred site costs incurred in the selection of sites for new Company-owned restaurants are capitalized and amortized on a straight-line basis over a 10-year period; costs incurred in the selection of sites for franchised restaurants are accumulated and expensed when the related franchise revenue is recognized. If a potential site is abandoned, the deferred costs related to that site are charged to current operations. Other deferred costs, primarily trademarks, are amortized on a straight-line basis over 20 years.

Advertising  Costs: Advertising costs are expensed  as  incurred.
Advertising expense was $222,000 in fiscal 2000 and $794,000 in fiscal 1999.

Franchise Fees and Royalties: The Company sells exclusive rights to develop Cucos restaurants in designated territories (Area Development Agreements), as well as individual franchises for each restaurant. The Area Development Agreements call for a nonrefundable fee paid to the Company in exchange for territorial exclusivity. Franchise development fee revenue from these agreements is deferred and recognized as income on a pro rata basis as restaurants are developed in the designated territory or when the developer forfeits the development rights under the agreement. Franchise fee revenue related to the individual restaurants is recognized as income when all obligations of the Company are substantially fulfilled, which occurs when the franchise restaurant begins operations. Royalty income is based upon a percentage of franchise sales and is recognized as income when earned. Royalties and other receivables are often collateralized by personal guarantees and sometimes by equipment owned by the franchisee.

Income Taxes: The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Impairment of Long-Lived Assets: The Company reviews long-lived assets to be held and used in the business for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. Assets are evaluated for impairment at the operating unit level. The Company considers a history of operating losses to be its primary indicator of potential impairment. An asset is deemed to be impaired if a forecast of undiscounted future operating cash flows directly related to the asset, including disposal value if any, is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. The Company generally estimates fair value by discounting estimated future cash flows. Considerable judgment is necessary to estimate cash flows. Accordingly, it is reasonably possible that actual results could vary significantly from such estimates.

Stock-Based  Compensation: The Company  accounts  for  its  stock compensation  arrangements  under  the  provision  of  Accounting
Principles  Board  No.  25,  Accounting  for  Stock   Issued   to
Employees.

Reclassifications: Certain balances in the prior fiscal year have been reclassified to conform with the presentation in the current fiscal year.

2.   Tender Offer

In August 2000, pursuant to a tender offer to the Company's shareholders, the Jacksonville Restaurant Acquisition Corp.
(JRAC) purchased 1.2 million shares of the Company's Common Stock for $1,200,000 in cash. During fiscal 2000, JRAC purchased 400,000 shares of convertible Preferred Stock at $1 per share.

3.    Debt

Capital lease obligations, fixed interest rates of 12.09% to
    14.2% with monthly payments of $10,100                         $330,805
Other                                                                37,933
                                                                    368,738
Less current portion                                                190,767
                                                                   $177,971

Debt in default                                                  $3,105,031

Debt in default represents a note payable to a commercial lender. This note is part of a pool of loans financed by the commercial lender at a stated interest rate of 11.6%. However, the loan agreement requires the Company to pay additional interest each month if certain loan pool conditions are not met. These monthly payments, if required, would increase interest incurred by a maximum of $400,000 over the life of the loan. During fiscal 2000, the Company incurred additional interest of $52,000 as a result of these requirements. The loan agreement also contains a provision that requires the Company to pay prepayment premiums in the event the loan is paid prior to its maturity. At July 2, 2000, this premium was approximately $660,000.

In May 1999, the Company and its commercial lender entered into a forbearance agreement whereby the commercial lender agreed to defer the Company's requirement to make required principal and interest payments for May, June and July 1999 until April 2001, and to defer required principal payments for August, September and October 1999 until April 2001. The Company did not make its required interest payment on October 1, 1999, nor did it make its required principal and interest payment on November 1, 1999 and December 1, 1999, and was therefore in default on its credit facility. The Company received notice from its commercial lender that under the terms of the credit facility, the entire amount outstanding, $3,105,031 at October 17, 1999 was immediately due, and the lender could take possession of the assets pledged as collateral. Until September 1, 2000, the commercial lender agreed, pursuant a forbearance agreement, to not exercise its rights to the collateral. The Company is attempting to obtain financing through JRAC to repay the debt in default, negotiate a waiver of the credit facility default, or obtain additional payment deferrals in fiscal year 2001. There can be no assurances that the Company will be successful in these efforts.

On September 29, 2000, the Company entered into a ten year Line of Credit Agreement (the "Credit Agreement") with JRAC, the Company's majority shareholder. Under the terms of the Credit Agreement, JRAC may lend the Company up to $5 million for working capital, payment of outstanding indebtedness, refurbishing units, establishing new units, and future acquisitions. The loan is secured by substantially all of the assets of the Company. Advances will accrue interest at an annual rate equal to three percentage points above the prime lending rate of Wells Fargo Bank. JRAC will receive an origination fee of two percent of the amount of each cash advance. Beginning January 1, 2001, the outstanding loans (which include $120,000 advanced from August 14, 2000 to August 28, 2000) will be repayable in monthly installments of principal and interest. The Company has the right to prepay in whole or part at any time any indebtedness outstanding under the Credit Agreement. Future advances under this line of credit are subject to the ability of JRAC to fund such advances.

This debt is collateralized by substantially all of the Company's restaurant equipment and leasehold improvements and other assets.

Maturities of long-term debt, including capital leases, not in default for each of the next five fiscal years are $190,767 in fiscal year 2001, $103,404 in fiscal year 2002, $63,268 in fiscal year 2003, $9,575 in fiscal year 2004, and $1,724 in fiscal year 2005.

The carrying amounts reported in the balance sheet for debt not in default approximate fair value, as estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing instruments. The Company is not able to calculate the fair value of debt in default.

4.   Charges Related to Closed Units and Asset Impairment

In fiscal year 1999, the Company recorded impairment charges of $1,926,557, primarily related to equipment, leasehold improvements, reacquired franchise rights and certain subleased properties. These charges were determined based upon the Company's accounting policy for impairment of long-lived assets, as described in Note 1. During fiscal 2000, management's efforts to dispose of these assets and settle related lease liabilities resulted in a net benefit of $117,304.

5.   Income Taxes

Significant components of the Company's deferred tax assets and liabilities are as follows:

Deferred tax assets:
Net operating loss carryforwards                      $2,543,000
Tax credit carryforwards                                 642,000
Property and equipment                                   283,000
Other - net                                               85,000
Total deferred tax assets                              3,553,000
Valuation allowance for deferred tax assets           (3,488,000)
                                                          65,000

Deferred tax liabilities:
Prepaid expenses and deferred costs                       65,000
Net deferred tax assets                                 $      -

The following is a reconciliation of income taxes at the federal statutory rate of 34% to income taxes reported in the statements of operations based on the loss before income taxes:

                                         July 2, 2000  June 27, 1999

Income tax benefit at the federal         $(318,000)    $(1,129,000)
statutory rate
State taxes, net of federal deductions      (37,000)       (121,000)
Change in valuation allowance               355,000       1,250,000
Income taxes                              $       -     $         -

At year end, the Company had net operating loss carryforwards of approximately $6,692,900 and investment and jobs tax credits carryforwards of approximately $642,000. These carryforwards expire beginning in 2001. The acquisition of 45% of the Company's stock by JRAC in August 2000 constituted a change in control. Internal Revenue Code provisions limit the amount of net operating loss carryforwards which can be utilized each year to approximately $200,000.

The Company has provided a valuation allowance for deferred tax assets, which may not be realized through future taxable income and the reversals of taxable temporary differences.

6.   Leases

The Company leases 12 restaurant facilities and its corporate headquarters under noncancelable operating lease agreements with initial lease terms expiring in fiscal 2001 and through fiscal 2008. The restaurant leases have remaining renewal options and provide for contingent rentals based on sales performance in excess of specified minimums. Contingent rentals were not material in any year. Some of the leases also have varying escalation clauses based either on fixed dollar increases, a percentage of the previous minimum annual rental, or the consumer price index.

The Company subleases three restaurant facilities under noncancelable sublease agreements with lease terms expiring in fiscal year 2002 through fiscal year 2011. The Company anticipates that income from these sublease agreements will be sufficient to cover the Company's remaining minimum lease payments.

Future minimum lease and sublease payments under the non-cancelable leases were as follows at year end:

                         Operating Leases                 Capital
                Lease         Sublease         Net         Lease
2001        $ 923,000       $ 66,000        $857,000     $217,000
2002          839,000         66,000         773,000      121,000
2003          723,000         66,000         657,000       68,000
2004          620,000         65,000         555,000       11,000
2005          523,000         35,000         488,000        2,000
Thereafter    834,000         48,000         786,000            -
                                                          419,000
            Less unamortized discount (12.09% - 14.2%)     88,000
                                                         $331,000

Rent expense on all the Company's operating leases was $1,029,000 in fiscal 2000 and $1,419,000 in fiscal 1999.

7.   Related Party Transactions

The Company recorded a charge of $364,251 in the second quarter of the fiscal year 2000 in connection with the settlement with its former Chairman and CEO. The charge includes amounts attributable to the transfer of the Company's interest in a franchisee, LaMexiCo, L.LC., to the former Chairman and CEO and the forgiveness of debts owed to the Company by affiliated entities. The Company believes that the settlement was in the best interests of the Company and its shareholders.

During the third quarter of fiscal 2000, the Company negotiated a
settlement   with   a   former  board  member   and   franchisee.
Receivables of $55,000 were settled for a cash payment of $15,000 and forfeiture of $17,000 in development fees.

In addition, during the fourth quarter of fiscal 2000, the Company agreed to forgive $20,000 of debts owed by its former
President.  In return, the development fee of $500 for the  Baton
Rouge area was forfeited.

Also, in connection with the settlement with the former Chairman and CEO, the Company terminated agreements with Brothers Video, Inc., formerly an affiliated company, to supply video poker machines in four Cucos restaurants located in Louisiana.

On January 26, 2000, the Company sold 300,000 shares of its Series A Preferred Stock, no par value per share (the Preferred Stock), to JRAC for $300,000. On February 1, 2000, the Company sold 100,000 shares of Preferred Stock to JRAC for $100,000. Each share of Preferred Stock is convertible at JRAC's option into one share of the Company's Common Stock. These shares were issued in transactions exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), in a private offering to a single investor.

8.   Capital Stock

Convertible Preferred Stock: Each share of convertible preferred stock is convertible, at the option of the holder, into one share of common stock at any time.

Stock Option: The Company's 1993 Incentive Stock Option Plan (Option Plan) authorizes the grant of options to directors and management personnel for up to 509,000 shares of the Company's Common Stock. The option price of each incentive stock option granted may not be less than the fair market value of the Common Stock at date of grant. Additionally, the Company may award nonqualified stock options under the Option Plan at an exercise price of not less than the fair market value of the Common Stock at the date of grant. All options granted have 10-year terms and vest and become exercisable in four equal annual installments beginning one year after the grant date.

The  following  table summarizes options outstanding  for  fiscal
2000 and fiscal 1999.

[CAPTION]

                                              2000                        1999
                                                    Weighted                    Weighted
                                                    Average                     Average
                                                   Exercise                    Exercise
                                       Shares         Price       Shares          Price

Outstanding at beginning of year       402,700         $1.26      444,200          $1.33
Granted                                162,000         $1.02       43,500          $0.67
Forfeited                            (189,625)         $1.25      (85,000)         $1.34
Exercised                             (11,875)         $1.00            0              -
Outstanding at end of year             363,200         $1.17      402,700          $1.26
Exercisable at end of year             187,950                    311,800
Exercise price                                  $0.41- $1.94               $0.72 - $1.94

The weighted average remaining contractual life of the options outstanding at July 2, 2000 is 6.8 years. The weighted average fair value of options granted during fiscal 2000 and fiscal 1999 were $1.08 and $0.59 per share, respectively.

Pro forma information regarding net income and earnings per share is required by FASB Statement 123, Accounting for Stock Based Compensation, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2000 and the fiscal year 1999, respectively: weighted average risk-free interest rates of 6.34% and 6.06%; no dividends; volatility factors of the expected market price of the Company's common stock of .74 and .60; and a weighted-average expected life of the options of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For  purposes of pro forma disclosures, the estimated fair  value of  the options is amortized to expense over the options' vesting
period.   The  Company's   pro  forma  information  follows   (in
thousands except for earnings per share information).

                                                   2000          1999

Pro forma net loss                             $(1,099,000)   $(3,397,000)
Pro forma loss per share - basic and diluted     $ (.42)        $ (1.28)

9.   Per Share Amounts

Basic loss per share amounts are based on the weighted average number of shares of common stock outstanding. Diluted per share amounts give effect to securities (stock options) outstanding, if any. Stock options were anti-dilutive in fiscal 2000 and fiscal 1999.

10.  Franchise Operations

In addition to its company-owned restaurants, the Company had five franchised restaurants in operation at the end of fiscal 2000. During fiscal 2000 two franchised restaurants opened and one franchised restaurant closed. During fiscal 1999 no franchised restaurant opened and one closed.

11.  Defined Contribution Plan

The Company sponsors a defined contribution savings plan which is available to substantially all employees. Eligible employees may contribute up to 20% of their compensation. The Company contributes an additional amount to the plan equal to 15% of employee contributions up to 5% of compensation. Company contributions were $13,086 and $13,465 in fiscal year 2000 and fiscal year 1999, respectively.

12.  Contingencies

On April 11, 1990, a franchisee filed a complaint in 24th District Court, State of Louisiana, Parish of Jefferson, Case No. 397856-5 against the Company and certain of its officers alleging breach of contract and misrepresentation and seeks damages in excess of $1.6 million. There has been no activity in this litigation for more than ten years except for a discovery request filed in January 1996, which avoided a dismissal of the litigation for non-prosecution. The Company believes the claims are without merit and the likelihood of a loss is remote.

Ronnie Natal Contractors, Inc. versus Cucos, Inc., Civil Action No. 95-17928, Section "L", Civil District Court for the Parish of Orleans, State of Louisiana. In this action, Ronnie Natal Contractors, Inc. ("Natal") and Current Electric, Inc. seek to recover on what is allegedly due and owing in connection with the build out of a Cucos Restaurant in New Orleans, Louisiana. Natal alleges it is owed $64,935.00; Current Electric claims to be owed $3,408.00. Cucos, Inc. does not deny that Natal and Current provided some service in connection with the restaurant build out, although Cucos does have questions with the accuracy of the amount claimed. Rather, the principal issue in this litigation is whether any amount is owed by Cucos, Inc. The restaurant at issue was not owned by Cucos, Inc. but rather was a franchise restaurant owned by LBG, Inc. a closely held corporation controlled by former members of management of Cucos.

Significantly, the amount claimed by Natal and Current Electric does not represent all amounts billed by them in connection with the restaurant build out. In fact, tenant build out funds were advanced by the lessor, and these funds were used in part to satisfy Current Electric and Natal's claims. However, as LBG defaulted on its lease, the lessor refused to advance further tenant build out leaving the balance that is allegedly due. Natal and Current claim that they were under the misapprehension that the work they were providing was for Cucos, Inc. as opposed to LBG citing the fact that persons at Cucos involved with franchisee relations had direct dealings with both Natal and Current.

Cucos has filed a third party demand against LBG. LBG has failed to answer timely, and Cucos is in the process of securing a default. A non jury trial of this matter is scheduled for January 9, 2001.

Discovery is not complete in this matter and it is not possible at this time to estimate the company's ultimate liability, if any. Counsel has been instructed to defend this matter vigorously, and counsel has not been provided with settlement authority.

The Company has various other lawsuits arising from its normal operations for which the Company carries appropriate levels of insurance. It is the opinion of management that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.


                 Report of Independent Auditors

The Board of Directors and Shareholders
Cucos Inc.

We have audited the accompanying balance sheet of Cucos Inc. as of July 2, 2000, and the related statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended July 2, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cucos Inc. at July 2, 2000, and the results of its operations and its cash flows for each of the two years in the period ended July 2, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company is in default on debt totaling $3,105,000. This default, combined with the Company's recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                              Ernst & Young LLP


New Orleans, Louisiana
September 6, 2000, except for the
third paragraph of Note 3, as to
which the date is September 29, 2000.


                     Cucos Inc. - Stock Data

     The Company's Common Stock which was formerly traded on The NASDAQ Small-Cap Market under the symbol CUCO was delisted on February 2, 1999. The Company's Common Stock is currently listed on the OTC Bulletin Board. The following table sets forth the range of the high and low bid and ask prices for each of the quarters indicated for fiscal 2000 and fiscal 1999 as indicated by Yahoo Finance website.

Fiscal 1999                       High Ask          Low Bid
1st Quarter ended 10/18/98        $1.1875          $0.7500
2nd Quarter ended 01/10/99         0.0875           0.3125
3rd Quarter ended 04/04/99         1.0625           0.3750
4th Quarter ended 06/27/99         0.4375           0.2500

Fiscal 2000                       High Ask          Low Bid
1st Quarter ended 10/17/99        $0.8750          $0.1250
2nd Quarter ended 01/09/00         2.2650           0.6520
3rd Quarter ended 04/02/00         1.6875           1.0000
4th Quarter ended 07/02/00         1.3750           0.6250

      On September 14, 2000, the closing bid and ask prices for the Company's Common Stock were $1.50 bid and $1.50 ask.
       The foregoing quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not necessarily represent actual transactions.
      Since becoming a public company, the Company has paid no cash dividends and has no present intention of paying dividends, but rather expects to retain its earnings to provide funds for expansion of its business and other corporate purposes.
      Approximate number of shareholders (including beneficial shareholders through nominee registration) as of September 20, 2000: 725.
      On January 26, 2000, the Company sold 300,000 shares of its Series A Preferred Stock, no par value per share (the Preferred Stock), to JRAC for $300,000. On February 1, 2000, the Company sold 100,000 shares of Preferred Stock to JRAC for $100,000. Each share of Preferred Stock is convertible at JRAC's option into one share of the Company's Common Stock. These shares were issued in transactions exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), in a private offering to a single investor.
      On February 21, 2000, Mr. Daniel Earles, former Executive Vice President of Operations of the Company, exercised his options to purchase 11,875 shares of Common Stock at a price of $1.00 per share. These shares were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act.
     On January 20, 2000 and on May 16, 2000, the Company granted options to purchase an aggregate of 135,000 shares of Common Stock to some of its officers and directors. These options were issued in transactions exempt from registration pursuant to
Section 4(2) of the Securities Act.

DIRECTOR AND OFFICERS              CORPORATE INFORMATION

Board of Directors                 Transfer Agent
                                   Registrar and Transfer Company
James W. Osborn                    Cranford, New Jersey
President, Chief Executive
Officer and Chairman and has       Securities Counsel
been with the Company since        Correro Fishman Haygood Phelps
November, 1999.                         Walmsley & Casteix, L.L.P.
Committees:  None                  New Orleans, Louisiana

Elias Daher
Vice President of Operations       Independent Auditors
and Director and has been with     Ernst & Young LLP
the Company since 1986.            New Orleans, Louisiana
Committees:  None
                                   Corporate Office
Thomas L. McCormick                110 Veterans Boulevard
Secretary/Treasurer and            Suite 222
Director since November, 1999.     Metairie, Louisiana 70005
Manager-Finance Department -       504-835-0306
Louisiana Medical Mutual
Insurance Company located in       OTC:BB Symbol:  CUCO
Metairie, Louisiana, since
1996.                              Annual Meeting
Committees:  Compensation,         The annual meeting of
Audit                              shareholders will be held at
Chairman-Audit                     the Ramada Limited, 2713 North
                                   Causeway Blvd., Metairie,
Lee W. Randall                     Louisiana, at 3:00 p.m. on
Director since November, 1999.     Thursday, November 9, 2000.
CFO-Transmission of Entergy
Corporation located in New         Form 10-KSB
Orleans, Louisiana, since          A copy of Form 10-KSB, the
August, 2000.                      Corporation's annual report to
Committees:  Compensation,         the Securities and Exchange
Audit                              Commission, can be obtained
                                   without charge by writing or
Calvin O. Cox                      faxing your request to:
Director since January, 2000.
Partner - Grassy Creek L.C. and         Cucos Inc.
Valley Homes L.C. located in            110 Veterans Boulevard,
Harrisonburg, Virginia, since           Suite 22
1993.                                   Metairie, Louisiana 70005
Committees:  None                       Fax No.: 1-504-836-3194

Dennis A. Grinn                    Form 10-QSB
Director since August, 2000.       A copy of Form 10-QSB, the
Self-employed trader for the       Company's quarterly report to
last 5 years.                      the Securities and Exchange
Committees:  Compensation          Commission, can be obtained
                                   without charge by writing or
William F. Saculla                 faxing your request to:
Director since August, 2000.
President and Director of               Cucos Inc.
Arthur Treacher's Fish & Chips          110 Veterans Boulevard,
located in Jacksonville,                Suite 22
Florida, since 1984.                    Metairie, Louisiana 70005
Committees:  Audit                      Fax No.: 1-504-836-3194

OFFICERS

James W. Osborn
President, Chief Executive
Officer and Director since
November, 1999.
Chairman (August, 2000)

Elias Daher
Vice President of Operations
and Director since 1999.
Regional V.P. (1998-1999),
Senior Operations Supervisor
(1995-1998), and has been with
the Company since 1986.